UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,583,589

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 28,583,589

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,583,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.00%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,907,609

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,907,609

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,305

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,305

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 267,710

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 267,710

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,710

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,358

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,358

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,793,366

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,793,366

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,449,541

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,449,541

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,449,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.69%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 669,403

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 669,403

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,403

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.20%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 340,718

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 340,718

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 199,434

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 199,434

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 265,685

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 265,685

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,685

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,720,856

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,720,856

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.32%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,925,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.54%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,577,391

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,577,391

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,519,107

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,519,107

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,107

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 867,949

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 867,949

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,081

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 586,081

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 28,583,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 28,583,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,583,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.00%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 28,583,589

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 28,583,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,583,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.00%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fourth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2005 (the “Statement”) and amended by Amendments No. 1, No. 2 and No. 3 filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2005, October 20, 2005 and November 9, 2005 respectively (“Amendments”) with respect to shares of the common stock (the “Shares”) of Sovereign Bancorp, Inc. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and two client accounts managed by RILLC purchased an aggregate of 65,804 Shares for a total consideration (including brokerage commissions) of $1,468,863.65 derived from its capital, capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 3,925,132 Shares for a total consideration (including broker commissions) of $87,272,689.99 derived from the capital of the managed accounts.

RILP purchased an aggregate of 4,907,609 Shares for total consideration (including brokerage commissions) of $109,523,134.60 derived from the capital of RILP.

RFP purchased an aggregate of 115,305 Shares for total consideration (including brokerage commissions) of $2,554,589.83 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 267,710 Shares for total consideration (including brokerage commissions) of $5,898,223.67 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 115,358 Shares for total consideration (including brokerage commissions) of $2,559,374.68 derived from the capital of RP.

RH1 purchased an aggregate of 2,793,366 Shares for total consideration (including brokerage commissions) of $61,946,335.92 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 2,449,541 Shares for total consideration (including brokerage commissions) of $54,265,630.39 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 699,403 Shares for total consideration (including brokerage commissions) of $15,443,022.67 derived from the capital of RH4.

RH6 purchased an aggregate of 340,718 Shares for total consideration (including brokerage commissions) of $7,499,444.80 derived from the capital of RH6.

RH7 purchased an aggregate of 199,434 Shares for total consideration (including brokerage commissions) of $4,380,478.51 derived from the capital of RH7.

RI III purchased an aggregate of 265,685 Shares for total consideration (including brokerage commissions) of $5,865,378.94 derived from the capital of RI III.

RI VIII purchased an aggregate of 4,720,856 Shares for total consideration (including brokerage commissions) of $103,931,860.00 derived from the capital of RI VIII.

RI IX purchased an aggregate of 1,925,255 Shares for total consideration (including brokerage commissions) of $42,418,049.21 derived from the capital of RI IX.

RI X purchased an aggregate of 2,577,391 Shares for total consideration (including brokerage commissions) of $55,983,196.92 derived from the capital of RI X.

RI XI purchased an aggregate of 1,519,107 Shares for total consideration (including brokerage commissions) of $33,863,638.32 derived from the capital of RI XI.

RI XII purchased an aggregate of 241,885 Shares for total consideration (including brokerage commissions) of $5,431,487.48 derived from the capital of RI XII.

RI XIV purchased an aggregate of 867,949 Shares for total consideration (including brokerage commissions) of $19,120,376.83 derived from the capital of RI XIV.

RI XV purchased an aggregate of 586,081 Shares for total consideration (including brokerage commissions) of $12,610,849.34 derived from the capital of RI XV.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by two of the five accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended by adding the following after the final paragraph thereof:

                On November 22, 2005, the Company announced that it and Banco Santander had restructured their transaction (the “Santander Transaction”) and that they were advised by the NYSE that the transaction, as restructured, would not require shareholder approval.

                In response to the NYSE’s determination not to require a shareholder approval for the Santander Transaction, the Reporting Persons made a submission to the NYSE on November 30, 2005 further detailing the reasons why such determination was not consistent with the NYSE’s rules and how the issuance of shares in the Santander Transaction would require a shareholder vote under the NYSE’s listed company rules.

                By letters dated November 3 and November 18, 2005 to the Company, the Reporting Persons made demands on the Company to inspect certain books and records of the Company under the Business Corporation Law of Pennsylvania (the "BCL").  The Company refused to comply with each of these demands and instead filed lawsuits in state court seeking a declaratory judgment that the Company did not have to comply with these demands.  The first such lawsuit was dismissed by the parties, but the second is pending in state court.  On December 15, 2005, the Reporting Persons made a third demand on the Company to inspect certain books and records of the Company under the BCL in order to eliminate certain technical questions alleged by the Company in the second lawsuit.  On December 15, 2005, the Reporting Persons made a separate demand on the Company to inspect and obtain a copy of the Company's share registry as permitted under the BCL. Under the BCL, the Company must comply with the two demands made on December 15, 2005 within five business days.  To date, no response has been received by the Reporting Persons from the Company.  The Reporting Persons filed an answer to the second lawsuit on December 21, 2005.

                On December 12, 2005, the Reporting Persons commenced an action in the United States District Court for the Southern District of New York against the Company and Banco Santander seeking a declaration of the rights and obligations of the parties under Subchapter E of the BCL.  Subchapter E provides, among other things, that a "control transaction" occurs whenever any person or group of persons acting in concert acquires 20% or more of the voting power of a Pennsylvania corporation and, upon the occurrence of a control transaction, the person or group of persons acting in concert must provide notice of the transaction to the company's shareholders and must pay "fair value" for the shares held by any shareholder upon request of the shareholder.  In the complaint, the Reporting Persons request a judgment declaring that the Santander Transaction constitutes a control transaction under Subchapter E, imposing various obligations upon Banco Santander and the Company and granting various rights to the Company’s shareholders.

                On December 14, 2005, the NYSE responded to the Reporting Persons’ November 30, 2005 submission and rejected the positions articulated by the Reporting Persons in the submission.

                The Reporting Persons believe that consummation of the Santander Transaction without shareholder approval – even as restructured – would violate the NYSE’s shareholder approval policy for listed companies.  As such, on December 19, 2005, the Reporting Persons made a submission to the Securities and Exchange Commission requesting a determination that, by authorizing the Company to proceed with the Santander Transaction without permitting a shareholder vote, the NYSE has invalidly amended its rules without the approval of the Securities and Exchange Commission and has failed to enforce its rules, each as required by Section 19 of the Securities Exchange Act of 1934.  A copy of this letter is attached as Exhibit B.

                On December 22, 2005, the Reporting Persons announced that, in addition to their proposal to elect two nominees to replace the two Company directors whose terms expire in 2006, they also plan to submit a proposal at the upcoming annual meeting to remove and replace all other Company directors.  The shareholder proposal will include the election of new, truly independent directors as replacements for removed directors.  Under Pennsylvania law and the Company’s charter, shareholders have the right to remove all directors by a majority vote of shares outstanding, including directors that may be appointed between now and the annual meeting.  The Reporting Persons invite the Company’s shareholders to recommend potential candidates.  Each replacement director will be unaffiliated with and totally independent of both the Reporting Persons and the Company.  The Reporting Persons expect that the replacement directors will be named before January 20, 2006.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 28,583,589 Shares, constituting 8.00% of the outstanding Shares.  The percentages of Shares reported herein are based upon 357,157,919 Shares outstanding on October 31, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES

RILLC	3,990,936	1.12%

RILP	4,907,609	1.37%

RFP	115,305	0.03%

RCP	267,710	0.07%

RP	115,358	0.03%

RH1	2,793,366	0.78%

RH2	2,449,541	0.69%

RH4	699,403	0.20%

RH6	340,718	0.10%

RH7	199,434	0.06%

RI III	265,685	0.07%

RI VIII	4,720,856	1.32%

RI IX	1,925,255	0.54%

RI X	2,577,391	0.72%

RI XI	1,519,107	0.43%

RI XII	241,885	0.07%

RI XIV	867,949	0.24%

RI XV	586,081	0.16%

RILLC individually and in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 3,990,936 Shares that are owned by it, its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of

RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV (collectively, the “Relational LPs”), and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 28,583,589 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           RILP has the sole power to vote or direct the vote of 4,907,609 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 115,305 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 267,710 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 115,358 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 2,793,366 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 2,449,541 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 699,403 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 340,718 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 199,434 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 265,685 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 4,720,856 Shares and the sole power to dispose or direct the disposition of such Shares.

RI IX has the sole power to vote or direct the vote of 1,925,255 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 2,577,391 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 1,519,107 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 241,885 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XIV has the sole power to vote or direct the vote of 867,949 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XV has the sole power to vote or direct the vote of 586,081 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 3,990,936 Shares held by it, accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII, RI XIV and RI XV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 24,592,653 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder and Whitworth, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 28,583,589 Shares beneficially owned by the Reporting Persons.

(c)           Information concerning transactions in the Shares by the Reporting Persons during the last 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account and a portion of profits, if any, may be paid to a consultant as further described in Item 6 below.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Statement is hereby amended and restated as follows:

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit J hereto, and except for the investment discretion and voting authority described in Item 2 and in the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII, RI XIV and RI XV which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

RILLC has an agreement with Castle Creek Financial LLC to provide consulting services with respect to evaluating the Reporting Persons’ investment in the Company’s common shares.  In exchange for these services Castle Creek Financial will receive a fee based on a percentage of the Reporting Persons’ net profits over a hurdle rate from its investment in the Company’s common shares, if any.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days

Exhibit B – Submission to the Securities and Exchange Commission

Exhibit C – Letter to Chairman and CEO (previously filed as Exhibit A of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 8, 2005)

Exhibit D – Letter to CFO (previously filed as Exhibit B of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 8, 2005)

Exhibit E – Formal Books and Records Request (previously filed as Exhibit C of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 8, 2005)

Exhibit F – NYSE Petition (previously filed as Exhibit D of Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on November 8, 2005)

Exhibit G – Shareholder Forum Press Release. (previously filed as Exhibit B of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit H – Shareholder Forum Invitation. (previously filed as Exhibit C of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit I – Books and Records Request Letter. (previously filed as Exhibit D of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit J – Joint Filing Agreement, dated October 19, 2005 (previously filed as Exhibit E of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on October 20, 2005)

Exhibit K – Customer Agreement with Credit Suisse First Boston Corporation (previously filed as Exhibit B of the Schedule 13D filed by the Reporting Persons on May 26, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2005

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

RELATIONAL INVESTORS XV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder